

Mail Stop 3720

October 16, 2007

Via U.S. Mail and Fax
Patricio Jimenez Barrera
Chief Financial Officer
Axtel, S.A.B. de C.V.
Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP 66215

> **Re: Axtel, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 1, 2007**
> **File No. 333-114196**

Dear Mr. Barrera:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director